Pricing Supplement dated January 30, 2013 (To Prospectus dated March 1, 2012 and Prospectus Supplement dated March 2, 2012)	Rule 424(b)(2) Registration No. 333-179826

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - Fixed Rate/Floating Rate

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233P7M2

Principal Amount (in Specified Currency): $250,000,000

Trade Date: January 30, 2013
Original Issue Date: February 4, 2013
Stated Maturity Date: August 4, 2014

Interest: The Notes will initially bear interest at a fixed rate of 0.45% per annum from the Original Issue Date to but excluding August 4, 2013. Thereafter, the Notes will bear interest at a floating rate
Interest Payment Dates: Quarterly, on each February 4, May 4, August 4, and November 4, beginning May 4, 2013

Issue Price: 100.00% of Principal Amount
Net Proceeds to Issuer: 100.00% of Principal Amount
Agent’s Discount or Commission: The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes.  The Agent and its affiliates expect to realize a profit in connection with these swap transactions.  See “Use of Proceeds and Hedging” below.
Agent: Deutsche Bank Securities Inc.
Agent’s Capacity: Principal

Interest Calculation:
Fixed Rate:
Fixed Interest Rate: 0.45% per annum
Fixed Rate Commencement Date: Original Issue Date
Fixed Rate Period: Original Issue Date to but excluding August 4, 2013
Floating Rate:
Floating Interest Rate Basis: LIBOR Reuters Page “LIBOR01”
Floating Rate Period: August 4, 2013 to but excluding Stated Maturity Date

Spread (+/-): + 0.01%
Spread Multiplier: N/A
Index Maturity: 3 month
Index Currency: U.S. Dollars

Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Interest Rate Reset Period: Quarterly during the Floating Rate Period
Interest Reset Dates: Each of the following dates during the Floating Rate Period:  February 4, May 4, August 4, and November 4, beginning August 4, 2013
Interest Determination Date: The second London Banking Day preceding August 4, 2013 and each Interest Reset Date

Day Count Convention: Actual/360

Business Days: New York, London

Business Day Convention: Following, Adjusted

Redemption: N/A
Redemption Dates: N/A
Notice of Redemption: N/A

Repayment: N/A
Optional Repayment Date(s): N/A
Repayment Price: N/A

Original Issue Discount: See “United States Federal Income Taxation” below.

Specified Currency: U.S. dollars
Minimum Denominations: $2,000 and $1,000 increments thereafter
Form of Note: Book-entry only

Calculation Agent: Deutsche Bank Trust Company Americas

RISK FACTORS RELATING TO THE NOTES

Investing in the Notes involves a number of risks.  See the risks described in “Risk Factors” beginning on page S-1 of the Prospectus Supplement and those set forth below.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

The Interest You Receive May Be Less Than The Return You Could Earn On Other Investments.

           The interest you earn on the Notes will never exceed 0.45% per annum during the first six months and three month LIBOR plus 0.01% following August 4, 2013. The interest that you receive on the Notes may be less than the return you could earn on other investments.

Inclusion Of Projected Profit From Hedging Is Likely To Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase the Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

UNITED STATES FEDERAL INCOME TAXATION

This discussion applies only to initial investors in the Notes who purchase the Notes at the “issue price,” which will equal the first price at which a substantial amount of the Notes is sold to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers).  The Notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes.  It is expected that the Notes will not be issued with original issue discount.  However, whether the Notes have been issued with original issue discount, and the amount thereof, will be determined as of the issue date.  If the Notes are issued with original issue discount, information regarding the annual accrual of original issue discount on the Notes will be filed on Form 8281 with the Internal Revenue Service, which makes this information publicly available.

If the Notes are not issued with original issue discount, all stated interest on the Notes will be taxable to a U.S. Holder (as defined in the prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting.  If the Notes are issued with original issue discount, a U.S. Holder will be required to include the original issue discount in income for federal income tax purposes as it accrues, in accordance with a constant-yield method based on a compounding of interest.  Under these rules, a U.S. Holder will be required to recognize less interest income over the period in which fixed-rate payments are made than the aggregate amount of those fixed-rate payments.  The portion of each fixed-rate payment that is not treated as interest income will be treated as a return of the U.S. Holder’s investment in the Notes that will reduce the U.S. Holder’s basis in the Notes. During the period in which floating-rate payments are made, the U.S. Holder will recognize more interest income than the aggregate amount of those floating rate payments.  Both U.S. and non-U.S. persons considering an investment in the Notes should read the section of the prospectus supplement titled “United States Federal Income Taxation.”

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Deutsche Bank Securities Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Deutsche Bank Securities Inc.

PS-5